FSD PHARMA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management's discussion and analysis of financial condition and results of operations ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "FSD", "we", "us" or "our" refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on March 31, 2021.

This MD&A for the three months ended March 31, 2021 and 2020 should be read in conjunction with the Company's unaudited consolidated interim financial statements, the accompanying notes for the three months ended March 31, 2021 and 2020 and the audited consolidated financial statements and the accompanying notes for fiscal years ended December 31, 2020, and 2019. The financial information presented in this MD&A is derived from the Company's unaudited consolidated interim financial statements for the three months March 31, 2021 and 2020 which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in United States dollar except where otherwise indicated.

This MD&A is dated as of May 7, 2021.

FORWARD-LOOKING INFORMATION

The information provided in this MD&A, including information incorporated by reference, may contain certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of the Company's experience and perception of historical trends.  Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking  information is identified by words such as "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes suggestions of future outcomes; the Company's proposed partnership and joint ventures with, and investments in, other entities; the estimated costs of the Company's proposed capital projects and future investments; potential proceeds from the exercise of the Company's outstanding share purchase warrants; actions taken by the Company, or that the Company may take in the future, to adjust its capital structure; the undertaking of clinical research to study the effects of the Company's products on client health; the outcome of clinical trials related to ultra micro-palmitoylethanolamide (""ultramicronized-PEA" or "FSD-201"). Readers are cautioned not to place undue reliance on forward-looking information as the Company's actual results may differ materially from those expressed or implied.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Company's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; general economic, financial market, regulatory and political conditions in which the Company operates; purchaser interest in the Company's products; anticipated and unanticipated costs; government regulation of the Company's activities and products; the timely receipt of any required regulatory approvals; the Company's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Company's ability to conduct operations in a safe, efficient and effective manner; and the Company's expansion plans and timeframe for completion of such plans.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the limited operating history of the Company and history of losses; the Company's ability to continue as a going concern; the highly speculative nature of drug development; the Company's ability to generate sufficient revenue to be profitable; the Company's ability to raise the capital necessary for it to execute its strategy; impact of any future recall of the Company's products; the impact of any negative scientific studies on the effects of micro-PEA; the Company's inability to complete clinical trials and attain the regulatory approvals it needs to commercialize its pharmaceutical products; the Company's product candidates being in the preclinical development stage; the Company's ability to obtain regulatory approval in jurisdictions for any product candidates; delays in clinical trials; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates; results of earlier studies or clinical trials not being predictive of future clinical trials; difficulties enrolling patients in clinical trials; potential side effects, adverse events or other properties or safety risks of pharmaceutical product candidates; regulatory regimes of locations for clinical trials outside of the United States; failure to obtain approval to commercialize product candidates outside of the United States; published clinical trial data may change in future trials; manufacturing problems resulting in delays in development or commercialization programs; inability to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for drug candidates; changes in funding for the U.S. Food and Drug Administration ("FDA") and other government agencies; risks associated with development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies; risks inherent in an agricultural business; rising energy costs; the Company's reliance on key persons; the Company's compliance with environmental, health and safety laws and regulations; insurance risks; interruptions in the supply chain for key inputs; demand for skilled labour, specialized knowledge, equipment, parts and components; the Company's ability to manage its growth; the Company's ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; the Company not having been required to certify that it maintains effective internal control over financial reporting or effective disclosure controls and procedures; increased costs as a result of operating as a public company in the United States; risks relating to our status as a foreign private issuer; the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Company's ability to successfully identify and execute future acquisitions or dispositions; expansion of international operations; reliance on the operations of the Company's partners; results of litigation; conflicts of interest between the Company and its directors and officers; payment of dividends; the partial dependence of the Company's operations on the maintenance and protection of its information technology systems; unforeseen tax and accounting requirements; tax risks related to the Company's status as a "passive foreign investment company"; changes in government; changes in government policy; failure of counterparties to perform contractual obligations; the Company's ability to successfully develop new products or find a market for their sale; the Company's ability to promote and sustain its brands; product liability claims or regulatory actions; reputational risks to third parties with whom the Company does business; the Company's ability to produce and sell its medical products outside of Canada; co-investment risks; failure to comply with laws and regulations; the Company's reliance on its own market research and forecasts; competition from synthetic production and new technologies; the Company's ability to transport its products; liability arising from any fraudulent or illegal activity; product liability lawsuits; misconduct or other improper activities by employees, independent contractors, consults, commercial partners and vendors; failure to achieve market acceptance in the medical community; inability to establish sales and marketing capabilities; failure to comply with health and data protection laws; reliance on third parties to conduct clinical trials; loss of single-source suppliers; reliance on contract manufacturing facilities; inability to obtain or maintain sufficient intellectual property protection for the Company's products; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Company's patents and other intellectual property; invalidity or unenforceability of patents; claims regarding wrongfully use or disclosed confidential information of third parties; inability to protect intellectual property rights around the world; the Company's dual class share structure; that additional issuances of the Company's shares could have a significant dilutive effect; public health crises; and other factors beyond the Company's control.

The Company cautions that the foregoing list of important factors is not exhaustive. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. You should carefully consider the matters discussed under "Risks Factors" in our Annual Information Form for the year ended December 31, 2020, Short Form Base Shelf Prospectus dated June 16, 2020 and Prospectus Supplement dated February 11, 2021.

The forward-looking statements contained or incorporated by reference in this MD&A are made as of the date of this MD&A or as otherwise specified. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to FSD can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." Our head office is at 100 King St. West, Suite 3400, Toronto, Ontario, Canada. M5X 1A4. Our head office is located at First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada M5X 1A4, and our registered office is at 1 Rossland Road West, Suite 202, Ajax, Ontario, Canada, M5C 1P1.

FSD Pharma Inc. ("FSD" or the "Company"), through its wholly owned subsidiary, FSD Biosciences, Inc. is a pharmaceutical research and development ("R&D") company focused on developing over time multiple applications of its lead compound, ultra-micro PEA ("FSD 201") by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an Investigational New Drug Application ("IND") with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus. The trial is currently underway and is expected to randomize 352 patients in a controlled, double-blind multicenter study.

As of the date hereof, the Company currently has two material subsidiaries: (i) FSD Biosciences Inc. ("FSD Biosciences"), which is wholly owned by the Company and incorporated under the laws of the State of Delaware; and (ii) FV Pharma Inc. ("FV Pharma"), which is wholly owned by the Company and incorporated pursuant to the OBCA.

The Company is not engaged in cannabis-related activities.

FSD Pharma Inc.

Through the acquisition of Prismic Pharmaceuticals Inc. ("Prismic"), the Company acquired an exclusive, worldwide license (excluding Italy and Spain) to exploit for certain specified pharmaceutical purposes patents and other intellectual property rights to ultra micro-palmitoylethanolamide ("PEA") owned by Epitech Group SpA ("Epitech"). PEA is a naturally occurring substance that is produced within the body in response to inflammation. FSD Pharma is currently seeking to advance pharmaceutical development programs centered on FSD201 ultra micro-PEA that meet one or more selected criteria. All efforts are intended to be founded on a biologic plausibility of an efficacious effect with a high safety profile.

The Company has successfully completed Phase 1 first-in-human safety and tolerability study for FSD201 and has found the compound to be safe with no serious adverse side effects. This study also validated considerable scientific literature already published in the European Union that claims safety and tolerability of micro-PEA. Ultra-micro PEA is currently being dispensed in Italy and Spain as a prescription based medical food supplement since 2004.

The Company received permission from the FDA in June 2020 to submit an IND Application for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

The Company submitted to the FDA an IND Application for the use of FSD201 in August 2020.

In September 2020, the Company received authorization from the FDA to initiate Phase 2 study for the use of FSD201 to treat COVID-19.

The FSD201 COVID-19 study is currently underway and is expected to randomize 352 patients in a controlled, double-blind, multicenter study.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing FSD201 for its anti-inflammatory properties to down-regulate the over-expressed immune response and mitigate the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

Epitech License Agreement

On January 8, 2020, the Company entered into an amended and restated license agreement with Epitech (the "License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The License Agreement grants the Company an exclusive, worldwide license (excluding Italy and Spain where the Company is not licensed and Epitech remains entitled to commercialize the Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (the "Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. The Epitech License also gives FSD the right to use the Licensed IP (as defined in the Epitech License) in the development of a prescription drug for the treatment of the cytokine storm associated with COVID-19. In addition, under the terms of the Epitech License, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Company has a first refusal right to use Epitech's patents to develop and commercialize this Different Prescription Drug in its territory (i.e. worldwide excluding Italy and Spain). Should the Company exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. The FSD-201 COVID-19 Trials are subject to such requirements. Finally, the Epitech License provides the Company with a nonexclusive license to use Epitech's scientific and technical know-how with respect to ultramicronized-PEA in connection with the development or commercialization of the Licensed Products discussed above.

Under the terms of the License Agreement, the Company is required to make payments to Epitech upon the achievement of specified milestones. Upon first notification by the FDA of approval of a New Drug Application, the non-refundable sum of $700,000 is due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company is required to pay the non-refundable sum of $1,000,000 to Epitech.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay either: (a) 7% of net sales of the Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Company; (b) 25% of the royalties received by the Company from sub-licensees (such royalties, the "Net Receipts") where Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Company is no longer obligated to pay royalties under the License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the Licensed Patents covering the Licensed Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Licensed Product(s) in a country will conclusively demonstrate that a valid claim does not cover the Licensed Products in that country. If there are no patents covering the Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Innovet License Agreement

On March 9, 2021, the Company entered into the Innovet License Agreement ("License Agreement") with Innovet Italia S.R.L. ("Innovet"). The License Agreement grants the Company an exclusive, worldwide license (excluding Italy, and subject to a first refusal right maintained by Innovet, any other country in Europe) to research, manufacture and commercialize products using certain proprietary formulations of ultra-micro PEA (the "Licensed Products") to treat gastro-intestinal diseases in canines and felines. The License Agreement provides that the Company shall develop the Licensed Products with a view to submitting an Investigational Animal Drug Application with the FDA within thirty-six (36) months of the date of the agreement and shall submit a New Animal Drug Application within sixty (60) months of the effective date of the agreement.

Under the terms of the License Agreement, the Company is required to make payments to Innovet upon the achievement of specified milestones. An initial non-refundable sum of US$500,000 was payable to Innovet on the effective date of the License Agreement and a second non-refundable sum of US$250,000 will be due and payable to Innovet on the first anniversary of the effective date of the License Agreement. Within thirty business days of the first notification of approval of a New Animal Drug Application by the FDA of the first Licensed Product to receive such approval in the United States, the Company is required to pay an additional non-refundable sum of US$750,000 to Innovet.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company is required to pay Innovet 14% of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay 5% of net sales of the Licensed Products.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which will be available under the Company's SEDAR and EDGAR profiles.

Cannabis Licenses

The Company held three licenses from Health Canada: (i) a Cultivation License (defined below); (ii) a Processing License (defined below); and (iii) a Sale for Medical Purposes Licence (collectively, the "Licenses").

On July 30, 2020, the Company announced that it has notified Health Canada of the Company's decision to forfeit the licenses of FV Pharma and suspend all activities by FV Pharma within 30 days. As of September 30, 2020, the Company has ended all activities of FV Pharma and has surrendered its Licenses. The Company has actively been in the process of liquidating all of FV Pharma's assets, including the sale of its Facility and/or the adjacent real estate.

The Facility

FV Pharma's facility is located at located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). FV Pharma acquired the Facility in November 2017. The Facility hosts an existing 581,538 square feet of building space. The Company is actively exploring a sale of the Facility and/or the Facility Property. See further discussion below under "Discontinued Operations".

As of the date hereof, the Company has no contractual arrangements and has no commitments for capital expenditures with respect to the Facility. The Company owns the 70-acre property on which the Facility is located (the "Facility Property").

In July 2020, the Company decided to primarily focus its efforts and resources on the pharmaceutical business operated through FSD Biosciences. Inc.

Requisitioning Shareholders

On January 4, 2021, a group of shareholders (the "Requisitioning Shareholders") requisitioned a meeting of shareholders pursuant to section 105 of the Business Corporations Act (Ontario). Pursuant to that section, the current board of directors ("the Board") was required to call a meeting within twenty-one days, unless an exclusion applied.

At its meeting on January 21, 2021, the Board called an annual meeting of shareholders for June 29, 2021. This meeting was announced by press release issued on January 22, 2021.

On February 4, 2021, the Requisitioning Shareholders commenced an application to the Superior Court of Justice in Toronto for a declaration that they were entitled to call a meeting for March 31, 2021, or in the alternative for an order that a meeting be held on that date.

The Requisitioning Shareholders subsequently amended their application to include a request for: (i) an order prohibiting any current director (other than the Requisitioning Shareholders) from chairing the meeting and, if necessary, appointing an independent chair to conduct the meeting of shareholders, (ii) an order setting the record date for the meeting as January 29, 2021, and (iii) an order that none of the current directors (other than themselves) or any of their affiliates may vote any shares issued to them since January 4, 2021.

The application was heard by the court on March 4, 2021. A decision was rendered on March 5, 2021.

The court ordered that the Company hold the requisitioned meeting, together with an annual meeting of shareholders, on May 14, 2021. In regards to the conduct of the meeting, the court ordered that the parties agree on an independent chair to conduct the meeting. The court also ordered that the CEO and the board (the "Individual Respondents") be restrained from voting at the meeting any shares issued to them since January 4, 2021. Apart from that, no restrictions are placed on the voting of any shares of the Company, including any other shares issued after January 4, 2021. Nor did the court make any order respecting the record date.

On April 6, 2021, the Requisitioning Shareholders filed a Statement of Claim in the Ontario Superior Court against the Company and the Board, claiming that the business and affairs of the Company are being carried out in a manner that is oppressive. The claim, among other things, seeks to restrain the Company from issuing any new shares in the capital of the Company or cash compensation prior to the Annual General Meeting, the removal of the CEO from his position as Executive Chairman of the board of directors of the Company prior to the Annual General Meeting, and a claim of C$68 million, payable to the Company, for harm caused to it and its shareholders. The Company has reported this action to its insurers. The outcome of these proceedings cannot be determined at this time.

IMPACT OF COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19," has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

In order to mitigate the impact of COVID-19, the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. In September 2020, FV Pharma surrendered its licenses and ceased all other operational activities. The Company's clinical trials for the use of FSD-201, its lead compound, to treat suspected or confirmed cases of COVID-19 continued to proceed throughout the year and as a result the impact of COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the three months ended March 31, 2021.

CHANGE IN FUNCTIONAL AND PRESENTATION CURRENCY TO UNITED STATES DOLLAR

The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of October 1, 2020. The change in functional currency was the result of a review of the primary economic environment in which the entity operates and the currency that mainly influences the underlying transactions entered into by the Company.

The Company has elected to change its presentation currency from the Canadian dollar to the United States dollar effective October 1, 2020. The change in presentation currency is a voluntary change which is accounted for retrospectively. The change in presentation currency was made to better reflect the Company's business activities. For comparative reporting purposes, historical financial information has been translated to United States dollar using the exchange rate as at October 1, 2020, which is the date of the change in the functional and presentation currency.

DISCONTINUED OPERATIONS

As previously noted, in March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to sell its Cobourg facility and exit the medical cannabis industry. The Company expects that the sale of the facility will be completed within the next twelve months and is actively marketing the facility for sale.

Assets held for sale consists of the Cobourg facility. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Cobourg facility are reported as discontinued operations for the period ended March 31, 2021 and 2020.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal of the Cobourg facility in its current state less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the Cobourg Facility resulting in recognition of the resulting group at carrying value.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three months ended March 31, 2021 and 2020:

	For the three months ending March 31,
	2021	2020
	$	$
General and administrative	3,048,859	3,015,872
External research and development fees	1,970,251	303,393
Share-based payments	3,832,524	2,304,242
Depreciation and amortization	951,020	971,331
Impairment of right-of-use asset	—	89,860
Total operating expenses	9,802,654	6,684,698
Net loss from continuing operations	(9,405,612)	(8,159,907)
Net loss from discontinued operations	(533,842)	(1,201,865)
Net loss for the period	(9,939,454)	(9,361,772)

OVERALL FINANCIAL PERFORMANCE

Three months ended March 31, 2021

For the three months ended March 31, 2021, general and administrative expenses were $3,048,859 compared to $3,015,872 for the comparative period in the prior year. This represents increase of $32,987 or 1% for the three months ended March 31, 2021, compared to the equivalent period in the prior year.

For the three months ended March 31, 2021, external research and development fees were $1,970,251 compared to $303,393 for the three months ended March 31, 2020. This represents an increase of $1,666,858 or 549% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. The increase is related to expenses incurred for the research and development of PEA, for Phase 2 Safety and Tolerability testing and COVID-19 study.

For the three months ended March 31, 2021, share-based payments expense was $3,832,524 compared to $2,304,242 for the three months ended March 31, 2020. This represents an increase of $1,528,272 or 66% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. The increase in share-based payments is due to the variability in the number of options granted, vesting periods of the options, the grant date fair values and shares issued to management and certain members of the Board of Directors of the Company in February 2021.

For the three months ended March 31, 2021, depreciation and amortization was $951,020 compared to $971,331 for the three months ended March 31, 2020. This represents a decrease of $20,311 or 2% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. Depreciation and amortization is primarily related to the amortization of intellectual property.

For the three months ended March 31, 2021, net loss was $9,939,454 compared to $9,361,772 for the three months ended March 31, 2020. Net loss for the three months ended March 31, 2021, is comprised of net loss from continuing operations of $9,405,612 and net loss from discontinued operations of $533,842 compared to net loss from continuing operations of $8,159,907 and net loss from discontinued operations of $1,201,865 for the three months ended March 31, 2020.

	As at March 31,	As at December 31,
	2021	2020	Change
	$	$	$	%
Cash	49,838,731	17,524,822	32,313,909	184%
Total assets	76,444,366	41,967,205	34,477,161	82%
Total liabilities	7,938,675	5,658,622	2,280,053	40%

The Company concluded the three months ended March 31, 2021 with cash of $49,838,731 (December 31, 2020 - $17,524,822).

Cash used in operating activities for the three months ended March 31, 2021 was $5,484,562 compared to $5,494,256 for the three months ended March 31, 2020.

Cash used in investing activities for the three months ended March 31, 2021 was $500,000 compared to cash provided by investing activities of $5,825,429 for the three months ended March 31, 2020. During the three months ended March 31, 2021, the Company made payments for acquired intellectual property under the Innovet License Agreement of $500,000, compared to proceeds of $5,825,429 from the sale of investments during the three months ended March 31, 2020.

Cash provided by financing activities for the three months ended March 31, 2021 was $38,298,471 compared to cash used in financing activities of $10,571 for the three months ended March 31, 2020. During the three months ended March 31, 2021, the Company issued shares for net proceeds of $38,341,407 offset by the repayment of $28,260 of notes payables and the repayment of $14,676 for lease obligations compared to the repayment of $10,571 for lease obligations made during the three months ended March 31, 2020.

RESULTS OF OPERATIONS

REVIEW OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

The following table outlines our consolidated statements of loss for three months ended March 31, 2021 and 2020:

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%

Expenses
General and administrative	3,048,859	3,015,872	32,987	1%
External research and development fees	1,970,251	303,393	1,666,858	549%
Share-based payments	3,832,524	2,304,242	1,528,282	66%
Depreciation and amortization	951,020	971,331	(20,311)	-2%
Impairment of right-of-use asset	—	89,860	(89,860)	-100%
Total operating expenses	9,802,654	6,684,698	3,117,956	47%

Loss from continuing operations	(9,802,654)	(6,684,698)	(3,117,956)	47%

Other income	(1,292)	(13,602)	12,310	-91%
Finance expense	19,325	73,163	(53,838)	-74%
Gain on settlement of financial liability	(10,250)	—	(10,250)	100%
Loss (gain) on change in fair value of warrants and derivative liability	556,556	(634,415)	1,190,971	-188%
Loss (gain) on changes in fair value of investments	(961,381)	2,050,063	(3,011,444)	-147%
Net loss from continuing operations	(9,405,612)	(8,159,907)	(1,245,705)	15%

Net loss from discontinued operations	(533,842)	(1,201,865)	668,023	-56%
Net loss	(9,939,454)	(9,361,772)	(577,682)	6%

General and administrative

General and administrative expenses for the three months ended March 31, 2021 and 2020 are comprised of:

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
Professional fees	1,051,476	1,038,797	12,679	1%
General office, insurance and administration expenditures	847,282	994,158	(146,876)	-15%
Consulting fees	729,840	639,177	90,663	14%
Salaries, wages and benefits	694,736	484,896	209,840	43%
Investor relations	38,801	303,281	(264,480)	-87%
Building and facility costs	390,363	181,337	209,026	115%
Foreign exchange gain	(155,184)	(57,516)	(97,668)	170%
	3,597,314	3,584,130	13,184	0%
Allocated to:
Continuing operations	3,048,859	3,015,872	32,987	1%
Discontinued operations	548,455	568,258	(19,803)	-3%

Professional fees

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
Professional fees	1,051,476	1,038,797	12,679	1%

Professional fees increased from $1,038,797 to $1,051,476 or 1% for the three months ended March 31, 2021 compared to the equivalent period in the prior year. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three months ended March 31, 2021 and 2020 are comprised of the following:

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
Insurance, shareholders and public company costs	656,754	680,181	(23,427)	-3%
Travel, meals and entertainment	85,796	268,956	(183,160)	-68%
Office and general administrative	104,732	45,021	59,711	133%
General office, insurance and administration expenditures	847,282	994,158	(146,876)	-15%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs decreased from $680,181 to $656,754 or 3% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. These costs primarily consist of insurance and other related expenditures associated with being a publicly listed Company on the NASDAQ.

Travel, meals and entertainment

Travel, meals and entertainment expenses decreased from $268,956 to $85,796 or 68% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. The decrease is primarily due to limited travel activity during the three months ended March 31, 2021, as a result of the COVID-19 restrictions.

Office and general administrative

Office and general administrative expenses increased from $45,201 to $104,732 or 133%. The increase for the three months ended March 31, 2021, compared to the equivalent period in the prior year is related to the growth of the FSD Bioscience operations and administrative costs incurred related to the research and development of PEA and ongoing clinical trials as the Company is focused on the growth of the operations.

Consulting fees

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
Consulting fees	729,840	639,177	90,663	14%

Consulting fees increased from $639,177 to $729,840 or 14% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
Salaries, wages and benefits	694,736	484,896	209,840	43%

Salaries, wages and benefits expenses increased from $484,896 to $694,736 or 43% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. The increase is primarily due to the growth of the FSD Bioscience operations and the hiring of additional personnel to advance the Company's research and development activities.

Investor relations

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
Investor relations	38,801	303,281	(264,480)	-87%

Investor relations expenses decreased from $303,281 to $38,801 or 87% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. The decrease is primarily related to lower spending on investor relations and marketing during the three months ended March 31, 2021.

Building and facility costs

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
Building and facility costs	390,363	181,337	209,026	115%

Building and facility costs increased from $181,337 to a $390,363 or 115% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities. The increase for the three months ended March 31, 2021, compared to the equivalent period in the prior year is primarily due to repair costs incurred for the Heritage building and an environmental land study of the Cobourg property.

Foreign exchange gain

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
Foreign exchange gain	(155,184)	(57,516)	(97,668)	170%

Foreign exchange gain increased from $57,516 to $155,184 or 170% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. The primary reason for the foreign exchange gain was due to the increase in strength of the Canadian dollar relative to the US dollar and its impact on cash balances denominated in the Canadian dollar.

External research and development fees

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%

External research and development fees	1,970,251	303,393	1,666,858	549%

External research and development fees increased from $303,393 to $1,970,251 or 549% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. The increase is related to expenses incurred for the research and development of PEA, Phase 2 clinical trials, and COVID-19 study.

Share-based payments

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
Share-based payments	3,832,524	2,304,242	1,528,282	66%

Share-based payments increased from $2,304,242 to $3,832,524 or 66% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. This represents an increase of $1,528,282 or 66% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. The increase in share-based payments is due to the variability in the number of options granted, vesting periods of the options, the grant date fair values and shares issued to management and certain members of the Board of Directors of the Company in February 2021.

Depreciation and amortization

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
Depreciation and amortization	951,020	971,331	(20,311)	-2%

Depreciation and amortization decreased from $971,331 to $951,020 or 2% for the three months ended March 31, 2021, compared to the equivalent period in the prior year. Depreciation and amortization is primarily related to the intellectual property.

Finance expense

For the three months ended March 31, 2021, finance expense was $19,325 compared to $73,163 for the three months ended March 31, 2020. Finance expense is primarily comprised of interest on notes payable assumed on acquisition of Prismic Pharmaceuticals in June 2019. The Company settled a significant balance of notes payable, resulting in lower finance expense for the three months ended March 31, 2021, compared to the equivalent period in the prior year.

Loss (gain) on change in fair value of warrants and derivative liability

In August of 2020 the Company issued warrants as part of a private placement that did not meet the IFRS definition of equity due to the exercise price being denominated in United States Dollar, which was not the functional currency of the Company at the time resulting in a variability in exercise price. As such, the warrants were recognized as a derivative liability with a fair value of $3,289,069 at the time of issuance. The derivative liability was remeasured at fair value of $1,447,910 on December 31, 2020.

The fair value of the warrants liability as at March 31, 2021 was $2,004,466 resulting in a loss on change in fair value of $556,556 for the three months ended March 31, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.91, risk free interest rate of 0.74% and annualized volatility of 132%.

For the three months ended March 31, 2020, the gain on change in fair value of derivative liability is related to the settlement of the derivative liability with Solarvest BioEnergy Inc. As at December 31, 2019, the fair value of the derivative liability was $1,990,788. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest BioEnergy Inc. ("Solarvest") to meet the minimum liquidation value of $2,256,900. On February 4, 2020, the Company issued 225,371 Class B subordinate voting shares to Solarvest as settlement of the derivative liability. The fair value of the shares issued was determined to be $1,356,373. The Company recognized a gain of $634,415 on settlement of the derivative liability.

Loss (gain) on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates.

Entity	Instrument	Balance at December 31, 2020	Change in fair value through profit or loss	Balance at March 31, 2021
		$	$	$
Clover Cannastrip	Shares	—	—	—
HUGE Shops	Shares	600,433	129,634	730,067
SciCann Therapeutics	Shares	195,679	(5,047)	190,632
Solarvest BioEnergy Inc.	Shares	447,678	367,304	814,982
Solarvest BioEnergy Inc.	Warrants	74,813	175,647	250,460
Solarvest BioEnergy Inc.	Convertible debenture	358,142	293,843	651,985
		1,676,745	961,381	2,638,126

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

The following table outlines our net loss from discontinued operations for the three months ended March 31, 2021 and 2020:

	For the three months ended March 31,
	2021	2020
	$	$

Revenue	—	2,441

Cost of revenue	—	393,169
Gross loss before fair value adjustments	—	(390,728)
Fair value adjustments on inventory sold	—	(430)
Unrealized loss (gain) on changes in fair value of biological assets	—	166,886
Gross loss	—	(557,184)

Expenses
General and administrative	548,455	568,258
Depreciation and amortization	—	90,340
Total operating expenses	548,455	658,598

Loss from discontinued operations	(548,455)	(1,215,782)

Other income	(14,613)	(13,917)
Net loss from discontinued operations	(533,842)	(1,201,865)

Revenue

Revenue was $nil from discontinued operations for the three months ended March 31, 2021, compared to $2,441 for the equivalent period in the prior year. The decrease is due to the Company discontinuing its cannabis operations.

Cost of revenue

For the three months ended March 31, 2021, cost of revenue from discontinued operations was $nil compared to $393,169 for the three months March 31, 2020. The decrease for the three months ended March 31, 2021 compared to the equivalent period in the prior year is primarily due to FV Pharma forfeiting its licenses and ceasing all operations at the end of July 2020 and discontinuing the sale of cannabis. Cost of revenue includes the cost of inventory sold, production costs expensed and impairment charges. Direct and indirect production costs include labor, processing, testing, packaging, quality assurance, security, inventory, shipping, depreciation of production equipment, production management and other related expenses.

Unrealized loss on changes in fair value of biological assets

Unrealized loss on change in fair value of biological assets for the three months ended March 31, 2021 was $nil compared to the loss from change in fair value of biological assets for the three months ended March 31, 2020 of $166,886. As of March 31, 2021, the Company did not have any biological assets.

General and administrative

	For the three months ending March 31,
	2021	2020	Change
	$	$	$	%
General office and administration	85,722	104,639	(18,917)	-18%
Salaries, wages and benefits	72,370	282,282	(209,912)	-74%
Building and facility costs	390,363	181,337	209,026	115%
	548,455	568,258	(19,803)	-3%

General and administrative expenses from discontinued operations decreased from $568,258 to $548,455 for the three months ended March 31, 2021 compared to the equivalent period in the prior year. General office and administration expensed and salaries and wages decreased as a result of the discontinuance of operations for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. Building and facility costs increased for the three months ended March 31, 2021 primarily due to repair costs incurred for the Heritage building and an environmental land study of the Cobourg property.

Depreciation and amortization

Depreciation and amortization from discontinued operations for the three months ended March 31, 2021 was $nil compared to $90,340 for the equivalent period in the prior year. Depreciation and amortization expense decreased as the Company ceased depreciation of these assets upon recognition as being held for sale in March of 2020.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing April 1, 2019 and ending March 31, 2021. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2020 and the unaudited consolidated interim financial statements for the period ending March 31, 2021. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2020 and the unaudited financial statements for the period ending March 21, 2021. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
	$	$	$	$	$	$	$	$
						[restated]	[restated]	[restated]
Other income (loss)	(1,292)	4	(23,166)	13,251	13,602	42,824	(2,370)	—
Net loss for the period	(9,939,454)	(4,378,271)	(13,567,266)	(4,492,484)	(9,361,772)	(12,836,967)	(12,760,518)	(11,803,787)
Net loss per share - basic	(0.37)	(0.24)	(1.07)	(0.49)	(1.15)	(1.63)	(1.69)	(1.68)
Net loss per share - diluted	(0.37)	(0.24)	(1.07)	(0.49)	(1.15)	(1.63)	(1.69)	(1.68)

FINANCIAL POSITION

	As at	As at	Change
	March 31	December 31,
	2021	2020	$	%
ASSETS
Current assets
Cash	49,838,731	17,524,822	32,313,909	184%
Other receivables	237,076	161,342	75,734	47%
Prepaid expenses and deposits	2,039,119	569,401	1,469,718	258%
	52,114,926	18,255,565	33,859,361	185%
Assets held for sale	8,717,943	8,610,504	107,439	1%
	60,832,869	26,866,069	33,966,800	126%

Non-current assets
Investments	2,638,126	1,676,745	961,381	57%
Intangible assets, net	12,973,371	13,424,391	(451,020)	-3%
	15,611,497	15,101,136	510,361	3%

Total assets	76,444,366	41,967,205	34,477,161	82%

LIABILITIES
Current liabilities
Trade and other payables	5,457,472	3,700,103	1,757,369	47%
Lease obligations	47,675	46,842	833	2%
Warrants liability	2,004,466	1,447,910	556,556	38%
Notes payable	358,549	384,647	(26,098)	-7%
	7,868,162	5,579,502	2,288,660	41%

Non-current liabilities
Lease obligations	70,513	79,120	(8,607)	-11%
Total liabilities	7,938,675	5,658,622	2,280,053	40%

SHAREHOLDERS' EQUITY
Class A share capital	151,588	151,588	—	0%
Class B share capital	144,974,820	103,056,538	41,918,282	41%
Warrant reserve	4,968,958	4,968,958	—	0%
Contributed surplus	19,048,240	18,792,590	255,650	1%
Foreign exchange translation reserve	170,427	207,797	(37,370)	-18%
Accumulated deficit	(100,808,342)	(90,868,888)	(9,939,454)	11%
Total shareholders' equity	68,505,691	36,308,583	32,197,108	89%
Total liabilities and shareholders' equity	76,444,366	41,967,205	34,477,161	82%

Assets

Current assets

Current assets increased by $33,966,800 or 126%, primarily due to an increase in cash of $32,313,909 as a result of the share issuances during the three months ended March 31, 2021.

Other receivables increased by $75,734 or 47% primarily due to an increase in sales taxes receivable.

Prepaid expenses and deposits increased by $1,469,718 or 258% primarily related to payments made for the Company's insurance policies.

Non-current assets

Investments increased by $961,381 or 57%, primarily due to the change in fair value of investments as a result of increases in the underlying share prices.

Intangible assets decreased by $451,020 or 3% primarily due to amortization expense incurred for the three months ended March 31, 2021, offset by additions of $500,000.

Assets Held for Sale

Assets held for sale consists of the Cobourg facility. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Assets held for sale as at March 31, 2021, consisted of the following:

2021
$
Property, Plant and equipment	8,717,943

Liabilities

Current liabilities

Trade and other payables increased by $1,757,369 or 47%, primarily due to the timing of invoice payments.

Warrants liability increased by $556,556, due to warrants issued as part of the financing in August 2020. The Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar which was not the functional currency of the Company at the time resulting in variability in exercise price. Accordingly, these warrants are treated as a derivative financial liability measured at fair value through profit or loss. As at the date of issuance the fair value of the warrants was determined to be $3,289,069 using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $3.01 on date of issuance, risk free interest rate of 0.32% and annualized volatility of 121%. The derivative liability was remeasured at fair value of $1,447,910 on December 31, 2020. The fair value of the warrants liability as at March 31, 2020 was $2,004,466 resulting in a loss on change in fair value of $556,556 for the three months ended March 31, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.91, risk free interest rate of 0.74% and annualized volatility of 132%.

The Company recognized notes payable from the acquisition of Prismic on June 29, 2019, made up of convertible notes and short-term notes. The notes and short-term notes are due to former board members of Prismic. The notes carry an annual interest rate of 20% and the short-term notes carry an annual interest rate of 10%. During the three months ended March 31, 2021, the Company settled notes payables in the amount of $26,098, accrued interest of $12,509, and $19,799 of other Prismic related liabilities with cash of $48,156. A gain of $10,250 was recognized on settlement as the value of the consideration was less than the carrying value of the notes payable, accrued interest and other related Prismic liabilities.

Non-current liabilities

Non-current portion of lease liability represents the Company's obligations under an office lease. The lease matures on December 31, 2023.

Shareholders' equity

Shareholder's equity increased by $32,197,108 due to an increase of $42,173,932 related to the issuance of shares and shares issued as share-based compensation, offset by a loss of $37,370 related to the translation of foreign operations and a net loss of $9,939,454 for the three months ended March 31, 2021.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development program centered on the lead asset, micro-PEA. The discontinued operations of the Company are in the process of being sold to fund the continuing operations.

As at March 31, 2021, the Company had cash of $49,838,731 representing an increase of $32,313,909 from December 31, 2020. This increase is primarily due to $38,298,471 of cash provided by financing activities offset by $5,484,562 of cash used in operating activities and $500,000 of cash used in investing activities.

Cash flows

	For the three months ending March 31,
	2021	2020
	$	$

Net cash provided by (used in):
Cash used in continuing operating activities	(4,812,549)	(5,385,748)
Cash used in discontinued operating activities	(672,013)	(108,508)
Cash used in operating activities	(5,484,562)	(5,494,256)

Cash provided by (used in) continuing investing activities	(500,000)	5,825,429
Cash provided by (used in) investing activities	(500,000)	5,825,429

Cash provided by (used in) continuing financing activities	38,298,471	(10,571)

Net increase in cash during the period	32,313,909	320,602

Cash Flows Used in Operating Activities

Cash flows used in continuing operating activities for the three months ended March 31, 2021, were $4,812,549 compared to cash flows used in continuing operating activities of $5,385,748 for the three months ended March 31, 2020. Cash flows used in discontinued operating activities for the three months ended March 31, 2021, were $672,013 compared to cash flows used in discontinued operating activities of $108,508 for the three months ended March 31, 2020.

Cash Flows Provided by (Used in) Investing Activities

Cash flows used in continuing investing activities for the three months ended March 31, 2021, were $500,000 compared to cash flows provided by investing activities of $5,825,429 the three months ended March 31, 2020. The change is due to the acquisition of intellectual property during the three months ended March 31, 2021, of $500,000 compared to proceeds of $5,825,429 from the sale of investments during the three months ended March 31, 2020.

Cash Flows Provided by Financing Activities

Cash provided by financing activities for the three months ended March 31, 2021, was $38,298,471 compared to cash used in financing activities of $10,571 for the three months ended March 31, 2020. During the three months ended March 31, 2021, the Company issued shares for net proceeds of $38,341,407 offset by the repayment of $28,260 for notes payables and repayment of $14,676 for lease obligations compared to the repayment of $10,571 for lease obligations made during the three months ended March 31, 2020.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a. The Company paid expenses of $262,834 (2020 - $419,482) to a company owned by the CEO for the three months ended March 31, 2021, included in the consolidated statement of loss and comprehensive loss under various expense line categories.

b. The Company pays independent directors an annual retainer of C$75,000, with each director receiving an additional C$25,000 for serving as the Chairman of one or more committees. Director's compensation for the three months ended March 31, 2021 was $541,545 (2020 - $62,901), which includes $466,545 recognized as share-based compensation for shares issued.

c. The Company issued 1,349,764 shares with a fair value of $3,576,875 to the CEO and certain directors as compensation. Of the 1,349,764 shares issued, 176,055 shares with a fair value of $466,545 were issued to directors as compensation.

Related Party	Number of Securities	Total Amount
Dr. Raza Bokhari	1,173,709	3,110,330
Robert Ciaruffoli	46,948	124,412
Jim Datin	46,948	124,412
Steve Buyer	46,948	124,412
Gerry Goldberg	35,211	93,309
	1,349,764	$3,576,875

Key management personnel compensation during the three months ended March 31, 2021 and 2020 is comprised of:

	2021	2020
	$	$
Salaries, benefits, bonuses and consulting fees	515,876	735,035
Share-based payments and bonuses	3,855,418	2,037,088
Total	4,371,294	2,772,123

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company does not currently have any material outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to carrying the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at March 31, 2021, as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at March 31, 2021.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Investments note. During the year, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to note 2 and note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2020, for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	35,991,846
Share options	1,671,768
Warrants	6,749,109

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.

In addition, the Chief Executive Officer and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company's ICFR uses the framework and criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the three months ended March 31, 2021, that have materially affected or are reasonably likely to materially affect the Company's ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.